Filed pursuant to Rule 433
Registration Statement Nos. 333-122616, 333-131901 and 333-132126

FOR IMMEDIATE RELEASE

January 8, 2007

MEXICO D.F., MEXICO – The United Mexican States (“Mexico”) announced today an invitation to owners of the series of notes and bonds listed below (collectively, the “Old Bonds”) to submit, in a separate modified Dutch auction for each series of Old Bonds, offers to exchange Old Bonds for 6.75% Global Notes due 2034 (the “Reopened Notes”) and a U.S. dollar amount of cash, and/or offers to sell Old Bonds for a U.S. dollar amount of cash (“Offers”), upon the terms and subject to the conditions contained in the invitation supplement dated January 8, 2007, the prospectus supplement dated April 10, 2006 and the prospectus dated April 10, 2006 (the “Invitation”).

Series of Bonds	Outstanding Principal Amount	ISIN	Maturity Date (mm/dd/yyyy)	Cash Payment on Exchange	Indicative Minimum Clearing Spread Differential (basis points)
8.125% Global Bonds due 2019	U.S.$2,025,434,000	US593048BN00	12/30/2019	U.S. $0.00	47
8.00% Global Notes due 2022	U.S.$1,049,193,000	US91086QAJ76	09/24/2022	U.S. $0.00	33
11.50% Global Bonds due 2026	U.S.$533,664,000	US593048AX90	05/15/2026	U.S. $0.00	9
8.30% Global Notes due 2031	U.S.$2,691,426,000	US91086QAG38	08/15/2031	U.S. $240.00	7
7.500% Global Notes due 2033	U.S.$2,485,878,000	US91086QAN88	04/08/2033	U.S. $370.00	6

The Reopened Notes will mature at face value on September 27, 2034 and will be consolidated and form a single series with, and be fully fungible with, Mexico’s outstanding U.S. $1,500,000,000 6.75% Global Notes due 2034 (CUSIP No. 91086QAS7, ISIN US91086QAS75, Common Code 020218118).

General

The Invitation will begin on January 8, 2007. The Invitation and withdrawal rights will expire at 5:00 p.m. (New York City time) on January 11, 2007 (such date and time, as they may be extended, the “Expiration Date”), unless extended or earlier terminated by Mexico in its sole discretion.

Mexico will determine the applicable Exchange Ratio (as defined below) for each series of Old Bonds to be exchanged for Reopened Notes and a U.S. dollar amount of cash, the applicable Purchase Price (as defined below) for each series of Old Bonds to be purchased with cash and the aggregate principal amount of Old Bonds of each series to be exchanged or purchased by Mexico based on the modified Dutch auction procedures described in the Invitation. For each series of Old Bonds, Mexico will conduct separate auctions for Old Bonds offered for exchange and for Old Bonds offered to be sold for cash.

There is no minimum or maximum principal amount of Reopened Notes that may be issued by Mexico pursuant to the Invitation. Mexico may purchase Old Bonds for an aggregate purchase price (excluding accrued interest) of up to U.S.$500,000,000, upon the terms and subject to the conditions of the Invitation. There is no minimum on the amount of Old Bonds that may be purchased by Mexico pursuant to the Invitation.

Mexico has specified in the table above an Indicative Minimum Clearing Spread Differential for each series of Old Bonds. The “Clearing Spread Differential” to be used in the calculation of the Exchange Ratio and of the Purchase Price for each series of Old Bonds will represent a number of basis points that will be subtracted from the Reopened Notes Issue Spread (as defined below) to calculate the spread and yield used to determine the exchange ratio or price at which each series of Old Bonds will be exchanged or purchased by Mexico. For any series of Old Bonds, the Clearing Spread Differential for exchanges of Old Bonds of that series may be different from the Clearing Spread Differential for purchases of Old Bonds of that series. In no event will the Clearing Spread Differential for a series of Old Bonds be less than the Minimum Clearing Spread Differential announced for such series of Old

Bonds. The Minimum Clearing Spread Differentials, which will be announced on the Business Day preceding the Expiration Date, at or around 3:00 p.m., New York City time, may differ from the Indicative Minimum Clearing Spread Differentials for any or all series of Old Bonds.

The “Reopened Notes Issue Spread” to be used in the calculation of the Exchange Ratio and of the Purchase Price for each series of Old Bonds will be chosen by Mexico in its sole discretion and will be announced together with Minimum Clearing Spread Differentials on the Business Day preceding the Expiration Date, at or around 3:00 p.m., New York City time.

The “UST Benchmark Rate” to be used in the calculation of the Exchange Ratio and of the Purchase Price for each series of Old Bonds will be the yield to maturity (calculated in accordance with standard market practice) corresponding to the bid-side price, as reported on Page PX1 of the Bloomberg U.S. Treasury Pricing Monitor, as of approximately 9:00 a.m., New York City time, on January 12, 2007 (the “Announcement Date”), for the U.S. Treasury 4.5% Bond due February 15, 2036. Mexico will make a public announcement of the UST Benchmark Rate at or around 9:00 a.m., New York City time, on the Announcement Date, or as soon as practicable thereafter.

The “Old Bond Price” to be used in the calculation of the Exchange Ratio and of the Purchase Price for each series of Old Bonds for each series of Old Bonds will be the price per U.S.$1,000 principal amount of such Old Bonds (rounded to three decimal places, with U.S.$0.0005 rounded to U.S.$0.001) that results in a yield to maturity on the Settlement Date for those Old Bonds equal to the sum of (x) the UST Benchmark Rate, plus (y) the Reopened Notes Issue Spread, minus (z) the Clearing Spread Differential for that series of Old Bonds.

Consideration to Be Received Pursuant to Offers to Exchange Old Bonds for Reopened Notes

If your Old Bonds are accepted in exchange for Reopened Notes, you will receive, in exchange for each U.S.$1,000 principal amount of Old Bonds exchanged:

•

a principal amount of Reopened Notes equal to the product of (x) U.S.$1,000 times (y) the Exchange Ratio, with the aggregate principal amount of Reopened Notes to be issued to you being rounded down to the nearest U.S.$1,000;

•	if you are exchanging 8.30% Global Notes due 2031 (“2031 Notes”) or 7.500% Global Notes due 2033 (“2033 Notes”), an amount in cash in U.S. dollars equal to the Cash Payment (as defined below); and
•	a payment in cash in U.S. dollars in respect of any rounded amounts.

The “Cash Payment” applies only to exchanges of 2031 Notes and 2033 Notes and will be equal to US$240.00 for the 2031 Notes and US$370.00 for the 2033, in each case for each U.S.$1,000 principal amount of Old Bonds accepted for exchange. The purpose of the Cash Payment is to ensure that all Reopened Notes will be fungible for U.S. tax purposes with Mexico’s outstanding 6.75% Global Notes due 2034. Mexico reserves the right to modify the Cash Payment if necessary prior to 9:00 a.m., New York City time, on the Expiration Date, in order to ensure that the Reopened Notes will be fungible for tax purposes.

Holders will not receive a payment in respect of interest accrued on Old Bonds accepted for exchange, and will not be required to pay an amount in respect of the interest accrued since the last interest payment date on the Reopened Notes issued. These amounts have been incorporated in and form part of the calculation of the Exchange Ratio, which will affect the principal amount of Reopened Notes issued.

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The “Exchange Ratio” for each series of Old Bonds will be equal to:

Old Bond Exchange Value for such Old Bonds
Reopened Notes Exchange Value

For such purposes:

The “Old Bond Exchange Value” for each series of Old Bonds will be the sum of:

1.	the Old Bond Price for such series, plus
2.

the amount of interest accrued on each U.S.$1,000 principal amount of Old Bonds of that series (rounded to six decimal places, with U.S.$0.0000005 rounded to U.S.$0.000001) during the period from and including the most recent interest payment date for the Old Bonds of that series to but excluding the Settlement Date, minus

3.	in the case of an exchange of 2031 Notes or 2033 Notes, the Cash Payment for such series.

The “Reopened Notes Exchange Value” will be the sum of:

1.	the Reopened Notes Issue Price; plus
2.

the amount of interest accrued on each U.S.$1,000 principal amount of Reopened Notes (rounded to six decimal places, with U.S.$0.0000005 rounded to U.S.$0.000001) during the period from and including the most recent interest payment date for the Reopened Notes to but excluding the Settlement Date.

The “Reopened Notes Issue Price” will be the price per U.S.$1,000 principal amount of Reopened Notes (rounded to three decimal places, with U.S.$0.0005 rounded to U.S.$0.001) that results in a yield to maturity for the Reopened Notes on the Settlement Date equal to the sum of (x) the UST Benchmark Rate plus (y) the Reopened Notes Issue Spread.

Consideration to Be Received Pursuant to Offers to Sell Old Bonds for Cash

If you hold Old Bonds and submit a valid offer to sell those Old Bonds for cash, and Mexico accepts your offer, Mexico will pay you, for each U.S.$1,000 principal amount of Old Bonds of each series purchased from you:

•	the Purchase Price; and
•

an amount in cash in U.S. dollars equal to the accrued interest on each $1,000 principal amount of Old Bonds of such series accepted for purchase from the most recent interest payment date for the Old Bonds of such series to but excluding the Settlement Date.

The “Purchase Price” will be an amount in cash in U.S. dollars equal to the product of (x) U.S.$1,000 times (y) the Old Bond Price for such series. The Purchase Price per U.S.$1,000 principal amount of Old Bonds of each series will be rounded to three decimal places, with U.S.$0.0005 rounded to U.S.$0.001.

Determination and Announcement of Clearing Spread Differentials, Results of Invitation and Proration Factors

Following the Expiration Date, Mexico will determine the Clearing Spread Differentials and

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applicable proration factor, if any, for each series of Old Bonds that Mexico decides to accept for exchange or purchase pursuant to the Invitation. At or around 11:00 a.m., New York City time, on the Announcement Date, or as soon as practicable thereafter, Mexico will make a public announcement of:

•	the Reopened Notes Issue Price,
•	the aggregate principal amount of Reopened Notes to be issued,
•	the Reopened Notes Exchange Value,

and, for each series of Old Bonds accepted for exchange or purchase,

•	the applicable Clearing Spread Differential,
•	the Old Bond Price,
•	the Old Bond Exchange Value,
•	the Exchange Ratio,
•	the Purchase Price pursuant to the cash purchase, and
•	the applicable proration factors, if any.

Mexico will also announce the approximate aggregate principal amount of each series of Old Bonds accepted for purchase and the approximate aggregate principal amount of each series of Old Bonds remaining outstanding following the completion of the Invitation.

Settlement of the Invitation is expected to occur on January 29, 2007.

A holder desiring to participate in the Invitation must submit or arrange to have submitted on its behalf at or before 5:00 P.M., New York City time, on the Expiration Date, a duly completed electronic letter of transmittal and bond instructions as provided for in the Invitation. Offers may be submitted only by direct participants in The Depository Trust Company, Inc., Euroclear Bank S.A./N.V. and Clearstream, Luxembourg.

Copies of the invitation supplement, the prospectus supplement and the prospectus describing the Invitation may be downloaded from the Invitation Website at http://www.bondcom.com/ums or obtained from the information agent, Bondholder Communications Group, in New York, 30 Broad Street, 46th floor, New York, NY 10004 (Tel. +1 212 809 2663) Attention: Monique Santos (e-mail: msantos@bondcom.com), or in London, 28 Throgmorton Street, London EC2N 2AN (Tel. +44 20 7382 4580), or from either of the dealer managers.

The dealer managers for the Invitation are:

Barclays Capital Inc.
200 Park Avenue
New York, New York 10166
Attention: Liability Management Group
In the United States, call toll free: (866) 307 8991
Outside the United States, call collect: +1 212 412 4072
In London, call +44 20 7773 5484

Morgan Stanley & Co. Incorporated
1585 Broadway
New York, New York 10036
Attention: Liability Management Group
In the United States, call toll free: (800) 624 1808
Outside the United States, call collect: +1 212 761 1864

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The invitation supplement, the prospectus supplement and the prospectus comprising the Invitation is available from the SEC’s website at http://www.sec.gov/Archives/edgar/data/101368/000095012307000158/y28731e424b5.htm.

Mexico has filed a registration statement (including the invitation supplement, the prospectus supplement and the prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Mexico has filed with the SEC for more complete information about Mexico and this offering. You may get these documents for free by visiting EDGAR on the SEC website at http://www.sec.gov. Alternatively, the dealer managers or the information agent will arrange to send you the invitation supplement, the prospectus supplement and the prospectus if you request it by calling any one of them at the numbers specified above.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be a sale of the securities referenced in this communication in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The distribution of materials relating to the Invitation, and the transactions contemplated by the Invitation, are restricted by law in certain jurisdictions. If materials relating to the Invitation come into your possession, you are required by Mexico to inform yourself of and to observe all of these restrictions. The materials relating to the Invitation do not constitute, and may not be used in connection with, an offer or solicitation in any place where offers or solicitations are not permitted by law. If a jurisdiction requires the Invitation to be made by a licensed broker or dealer and either dealer manager or any affiliate of a dealer manager is a licensed broker or dealer in that jurisdiction, the Invitation shall be deemed to be made by such dealer manager or affiliate on behalf of Mexico in this jurisdiction.

The Invitation does not constitute a public offering under Belgian law and this invitation supplement and related materials have therefore not been notified to or approved by the Belgian Banking, Finance and Insurance Commission (“Commission bancaire, financière et des assurances”/ “Commissie voor het Bank-, Financie- en Assurantiewezen”). Only institutional investors qualifying as “qualified investors” under Article 10, §1, of the Law of June 16, 2006 and as “professional investor” under Article 3, 2°, of the Royal Decree of July 7, 1999, acting for their own account, are being solicited by Mexico with respect to the Invitation in Belgium. In addition, any offer to sell or any sale of the Reopened Notes must be made in compliance with the provisions of the Law of July 14, 1991 on consumer protection and trade practices and its implementing legislation to the extent applicable pursuant to the Royal Decree of December 5, 2000 rendering applicable to securities and financial instruments certain provisions of the Law of July 14, 1991 on consumer protection and trade practices.

The Reopened Notes will not be registered in the National Securities Registry maintained by the Mexican National Banking and Securities Commission (“CNBV”). The Reopened Notes may not be offered or sold in Mexico pursuant to the Invitation, except under specific exemptions available under the Mexican Securities Market Law. In compliance with the Mexican Securities Market Law, Mexico will give notice to the CNBV of the offering of the Reopened Notes for informational purposes only. Such notice does not certify the solvency of Mexico, the investment quality of the Reopened Notes, or that the information contained in the invitation supplement, the prospectus supplement or in the prospectus are accurate or complete. Mexico has prepared the invitation supplement and is solely responsible for its content, and the CNBV has not reviewed or authorized such content.

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Contact information:	Monique Santos
Bondholder Communications Group
30 Broad Street, 46th floor
New York, NY 10004
Tel. +1 212 809 2663
msantos@bondcom.com

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